AEI
Clifton House, 75 Fort Street, P.O. Box 190GT
George Town, Grand Cayman, Cayman Islands
October 23, 2009
Via EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Mr. H. Christopher Owings Ms. Lilyanna L. Peyser

Re:	Request for Acceleration of Effectiveness AEI Registration Statement on Form F-1 (No. 333-161420) (the “Registration Statement”)
Ladies and Gentlemen:
In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), AEI (the “Company”) hereby requests that the effectiveness for the above-captioned Registration Statement filed under the Securities Act be accelerated to 3:00pm, Eastern Daylight Time, on October 28, 2009, or as soon thereafter as practicable.
We acknowledge the following:
•	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We request that we be notified of such effectiveness by a telephone call to G. David Brinton or Jonathan Zonis of Clifford Chance US LLP at (212) 878-8276 and (212) 878-3250, respectively, and that such effectiveness be confirmed in writing and delivered to the same by fax at (212) 878-8375.

Very truly yours, AEI
By:	/s/ Maureen J. Ryan
	Name:	Maureen J. Ryan
	Title:	EVP, General Counsel and Chief Compliance Officer